FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of March, 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F ...X...          Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes .......              No ...X...



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                               ABBEY NATIONAL PLC
                         CHANGE IN DIRECTORS' INTERESTS
                         ------------------------------

In pursuance of the Company's obligations under Section 329 of the Companies Act 1985 and Chapter 16, (paragraph 16.13) of the Listing Rules, I hereby notify you that the directors listed below have today notified the Company that the following awards have been made in respect of shares held by the Abbey National Employee Trust, under the Company's Share Matching Scheme ("the Scheme"), as a result of which they have a right to acquire the number of ordinary shares of 10p each of the Company indicated below for nil consideration, subject to the satisfaction of the performance conditions set out in the rules of the Scheme.

Director                             No. of Shares
--------                             -------------

Luqman Arnold                        26,592

Yasmin Jetha                         9,418

Mark Pain                            6,509



11th March 2003

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ABBEY NATIONAL plc


Date: 12 March, 2003                            By  /s/ Peter Lott
                                                    --------------
                                                Abbey National Group Secretariat